UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                      )
Duff & Phelps Corporation

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
26433B107

(CUSIP Number)
Sander Levy
Vestar Capital Partners IV, L.P.
245 Park Avenue, 41st Floor
New York, New York 10167
(212)351-1600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Christian O. Nagler
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212)446-4800

October 3, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26433B107	Schedule 13D	Page	2	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Vestar Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,583,021*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,583,021*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,583,021*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%*

14	TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

CUSIP No.	26433B107	Schedule 13D	Page	3	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Vestar/D&P Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		334,547*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

334,547*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

334,547*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%*

14	TYPE OF REPORTING PERSON (See Instructions)

OO

*  See Item 5.

CUSIP No.	26433B107	Schedule 13D	Page	4	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Vestar Associates Corporation IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,583,021*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,583,021*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,583,021*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

*  See Item 5.

CUSIP No.	26433B107	Schedule 13D	Page	5	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Vestar Associates IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,583,021*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,583,021*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,583,021*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%*

14	TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Duff & Phelps Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 East 52nd Street, New York, New York, 10055.
Item 2. Identity and Background.
     This Statement is being filed by (i) Vestar Capital Partners IV, L.P. (“VCP IV”) and Vestar/D&P Holdings LLC (“V/D&P”, and together with VCP IV, collectively the “Vestar Investors”), by virtue of their direct ownership of New Class A Units of Duff & Phelps Acquisitions LLC (“DPA”) and their beneficial interest in the Issuer’s Common Stock, and (ii) Vestar Associates Corporation IV (“VAC IV”), the general partner of Vestar Associates IV, L.P. (“VA IV”) (which is the general partner of VCP IV) by virtue of their indirect control of the Vestar Investors. The Vestar Investors, VAC IV and VA IV are collectively the “Reporting Persons” and individually a “Reporting Person.”
     VCP IV is a Delaware limited partnership and is the managing member of V/D&P. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VCP IV is principally engaged in the business of venture capital and private equity investment.
     V/D&P is a Delaware limited liability company. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. V/D&P is principally engaged in the business of venture capital and private equity investment.
     VAC IV is a Delaware corporation and is the general partner of VA IV. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VAC IV is principally engaged in the business of venture capital and private equity investment.
     VA IV is a Delaware limited partnership and is the general partner of VCP IV. Its principal business office is located at 245 Park Avenue, 41st Floor, New York, NY 10167. VA IV is principally engaged in the business of venture capital and private equity investment.
     Attached as Schedule A is certain information concerning the executive officers and directors of VAC IV. Mssrs. Peter Calamari and Sander Levy, who are included on Schedule A as officers of VAC IV, also serve as directors of the Issuer. Mssrs. Calamari and Levy severally disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Vestar Investors.
     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or other Consideration.
     The Reporting Persons beneficially own New Class A Units of DPA (“New Class A Units”). Pursuant to an exchange agreement entered into in connection with the closing of the initial public offering of the Issuer (the “Exchange Agreement”), holders of New Class A Units issued in connection with the reorganization of DPA immediately prior to the consummation of the initial public offering (the “Reorganization”) may exchange their New Class A Units for Common Stock of the Issuer on a one-for-one basis up to four times each year, subject to the vesting, minimum retained ownership requirements and transfer restrictions and customary conversion rate adjustments for splits, unit distributions and reclassifications contained in the Exchange Agreement. Notwithstanding the foregoing, no new Class A Units issued in the Reorganization may be exchanged for Common Stock at any time prior to March 31, 2008, other than as set forth in the Exchange Agreement. The New Class A Units were converted from the multiple-class structure membership interests of DPA that existed prior to the Reorganization. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2.
Item 4. Purpose of Transaction.
     The information set forth under Items 3 and 6 is hereby incorporated by reference.
     All of the New Class A Units (and beneficial ownership of Common Stock reported herein) were acquired for investment purposes. The Vestar Investors acquired the New Class A Units as part of the Reorganization, pursuant to the Exchange Agreement. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.
     Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
     However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer (which may include Mssrs. Calamari and Levy, who are directors of the Issuer and a vice president and managing director, respectively, of VAC IV), other stockholders of the Issuer or other third parties regarding such matters.
Item 5. Interest in Securities of the Issuer.
     The ownership percentages set forth below are based on 34,555,098 shares of the Issuer’s Common Stock outstanding as set forth in the prospectus filed pursuant to Rule 424(b)(1) by the Issuer dated September 28, 2007.
     (a) As a result of the Exchange Agreement, VCP IV and V/D&P directly beneficially own 6,248,474 and 334,547 shares of Common Stock, respectively, for their own account, representing 18.1% and 1.0%, respectively, of the total number of shares of Common Stock outstanding. V/D&P is controlled by its managing member, VCP IV; VCP IV is controlled by its general partner, VA IV, and VA IV is controlled by its general partner, VAC IV. As a result, VCP IV, VA IV and VAC IV may be deemed to beneficially own the 6,583,021, or 19.1%, shares of Common Stock owned by both VCP IV and V/D&P.
     (b) The Reporting Persons have and will have the shared power to vote and dispose of the shares of the common stock that they beneficially own, by virtue of the relationships described above.
     (c) To the best knowledge of the Reporting Persons, except as described in Items 3 and 4, none of the Reporting Persons or the individuals named in Schedule A to this Schedule 13D has effected a transaction in New Class A Units or shares of Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).
     (d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following descriptions are qualified in their entirety by reference to the Exchange Agreement and the Registration Rights Agreement, both of which are attached as exhibits hereto and incorporated herein by reference.
EXCHANGE AGREEMENT
     The information set forth under Item 3 is hereby incorporated by reference.
REGISTRATION RIGHTS AGREEMENT
     Reporting Persons are parties to a Registration Rights Agreement that became effective upon the completion of the initial public offering. The Registration Rights Agreement provides that the Issuer may be required to register the sale of the Common Stock held by the Reporting Persons upon exchange of New Class A Units of Duff & Phelps Acquisitions, LLC held by them. Under the Registration Rights Agreement, the Reporting Persons have the right to request the Issuer to register the sale of their Common Stock and may require the Issuer to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Reporting Persons will have the ability to exercise certain piggyback registration rights in connection with any registered offerings.
     If a Reporting Person requests registration of any of its Common Stock, the Issuer is required to use its reasonable best efforts to effect a registration statement with the Securities and Exchange Commission.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 12, 2007 among the Reporting Persons.

Exhibit 2	Exchange Agreement, dated as of October 3, 2007, by and among Duff & Phelps Acquisitions LLC, Vestar Capital Partners IV, L.P., Vestar/D&P Holdings LLC, LM Duff Holdings, LLC, Lovell Minnick Equity Partners LP and certain other Members (as defined therein).

Exhibit 3	Registration Rights Agreement, dated as of October 3, 2007 by and between Duff & Phelps Corporation, Duff & Phelps Acquisitions LLC, Vestar Capital Partners IV L.P., Vestar/D&P Holdings, LLC, Lovell Minnick Equity Partners LP, LM Duff Holdings, LLC and the Holders as set forth in the Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 12, 2007

VESTAR CAPITAL PARTNERS IV, L.P.

By:	Vestar Associates IV, L.P.,
its General Partner

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Sander Levy
Name: Sander Levy
Title: Managing Director

VESTAR/D&P HOLDINGS LLC

By:	Vestar Capital Partners IV, L.P.,
its Managing Member

By:	Vestar Associates IV, L.P.,
its General Partner

By:	Vestar Associates Corporation IV,
its General Partner

By:	/s/ Sander Levy
Name: Sander Levy
Title: Managing Director

VESTAR ASSOCIATES CORPORATION IV

By:	/s/ Sander Levy
Name: Sander Levy
Title: Managing Director

VESTAR ASSOCIATES IV, L.P.

By:	Vestar Associates Corporation IV, its General Partner

By:	/s/ Sander Levy
Name: Sander Levy
Title: Managing Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF
VESTAR ASSOCIATES CORPORATION IV

Name, Position, Citizenship*	Address
*United States (Unless Otherwise Indicated)	245 Park Avenue
41st Floor
New York, NY 10167

Daniel S. O’Connell, President and CEO
Brian P. Schwartz, Vice President and CFO
Jack Feder, Managing Director and General Counsel
Arthur J. Nagle, Managing Director
James P. Kelley, Managing Director
Robert L. Rosner, Managing Director
Norman W. Alpert, Managing Director
Sander M. Levy, Managing Director
John R. Woodard, Managing Director
James L. Elrod, Managing Director
Federico Pena, Managing Director
Peter Calamari, Vice President

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated October 12, 2007 among the Reporting Persons.

Exhibit 2	Exchange Agreement, dated as of October 3, 2007, by and among Duff & Phelps Acquisitions LLC, Vestar Capital Partners IV, L.P., Vestar/D&P Holdings LLC, LM Duff Holdings, LLC, Lovell Minnick Equity Partners LP and certain other Members (as defined therein).

Exhibit 3	Registration Rights Agreement, dated as of October 3, 2007 by and between Duff & Phelps Corporation, Duff & Phelps Acquisitions LLC, Vestar Capital Partners IV L.P., Vestar/D&P Holdings, LLC, Lovell Minnick Equity Partners LP, LM Duff Holdings, LLC and the Holders as set forth in the Agreement.